UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 14)*
REVLON, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
FRANCES TOWNSEND
VICE CHAIRMAN, GENERAL COUNSEL AND CHIEF ADMINISTRATIVE OFFICER
MACANDREWS & FORBES INCORPORATED
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copies to:
ADAM O. EMMERICH, ESQ. AND DONGJU SONG, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000
September 15, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ronald O. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON Mafco Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON MFV Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON DBX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON NDX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON Perelman Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 4,546,352 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,546,352 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,352 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,326,315 shares of Class A Common Stock outstanding as of June 30, 2020.

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”), which amends and supplements the statement on Schedule 13D, dated October 8, 2009, as amended and supplemented by Amendment No. 1 thereto dated October 8, 2013, Amendment No. 2 thereto dated January 14, 2016, Amendment No. 3 thereto dated August 17, 2016, Amendment No. 4 thereto dated May 9, 2017, Amendment No. 5 thereto dated June 9, 2017, Amendment No. 6 thereto dated June 21, 2017, Amendment No. 7 thereto dated August 9, 2017, Amendment No. 8 thereto dated September 18, 2017, Amendment No. 9 thereto dated September 22, 2017, Amendment No. 10 thereto dated September 20, 2018, Amendment No. 11 thereto dated March 22, 2019, Amendment No. 12 thereto dated August 16, 2019 and Amendment No. 13 thereto dated November 8, 2019 (as amended, the “Schedule 13D”), is being filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, The ROP Revocable Trust dated 1/9/2018, a New York trust, MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), REV Holdings LLC, a Delaware limited liability company, Mafco Four LLC, a Delaware limited liability company, MFV Holdings One LLC, a Delaware limited liability company, SGMS Acquisition Two LLC, a Delaware limited liability company, DBX Holdings One LLC, a Delaware limited liability company, NDX Holdings One LLC, a Delaware limited liability company, MacAndrews & Forbes Group, LLC, a Delaware limited liability company, SGMS Acquisition Three LLC, a Delaware limited liability company, Perelman Trust Company, LLC, a Delaware limited liability company, RLX Holdings One LLC, a Delaware limited liability company, RLX Holdings Two LLC, a Delaware limited liability company, RLX Holdings Three LLC, a Delaware limited liability company and RLX Holdings Four LLC, a Delaware limited liability company (each of the foregoing, a “Reporting Person,” and collectively, the “MacAndrews & Forbes Reporting Persons”) relating to the shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Revlon, Inc., a Delaware corporation (the “Company”).

Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2.   Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented with the following information:

Schedule A of the Schedule 13D is hereby amended with the information attached as Schedule A hereto, which amends and restates the information provided with respect to MacAndrews & Forbes, MacAndrews & Forbes Group, LLC, RLX Holdings Three LLC, RLX Holdings Four LLC, DBX Holdings One LLC, REV Holdings LLC, RLX Holdings One LLC, RLX Holdings Two LLC, NDX Holdings One LLC and SGMS Acquisition Two LLC.

Item 4.   Purpose of Transaction
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:
Pursuant to discussions between MacAndrews & Forbes and the independent directors of the Company, MacAndrews & Forbes has agreed to extend the term of its standstill agreement with the Company, dated as of September 15, 2017, as extended on September 20, 2018 and October 24, 2019, for an additional period ending September 15, 2021.  A copy of the letter sent by MacAndrews & Forbes to such independent directors is attached as Exhibit 15 hereto and incorporated into this Item 4 by reference.
Item 7.   Material to Be Filed as Exhibits
Exhibit 15   Letter to the Independent Directors of Revlon, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated:  September 17, 2020
/s/ Ronald O. Perelman
Ronald O. Perelman
THE ROP REVOCABLE TRUST DATED 1/9/2018
By:  /s/ Ronald O. Perelman
Name: Ronald O. Perelman
Title:   Trustee
MACANDREWS & FORBES INCORPORATED
REV HOLDINGS LLC
MAFCO FOUR LLC
MFV HOLDINGS ONE LLC
SGMS ACQUISITION TWO LLC
DBX HOLDINGS ONE LLC
NDX HOLDINGS ONE LLC
MACANDREWS & FORBES GROUP, LLC
SGMS ACQUISITION THREE LLC
RLX HOLDINGS ONE LLC
RLX HOLDINGS TWO LLC
RLX HOLDINGS THREE LLC
RLX HOLDINGS FOUR LLC
By: /s/ Jeffrey A. Brodsky
Name: Jeffrey A. Brodsky
Title:   Chief Financial Officer
PERELMAN TRUST COMPANY, LLC
By: By:	MacAndrews & Forbes Incorporated, its managing member /s/ Jeffrey A. Brodsky Name: Jeffrey A. Brodsky Title: Chief Financial Officer

Schedule A Amendment
The following table sets forth the name and present principal occupation or employment of each executive officer and director (for corporations) or controlling person (for limited liability companies) of MacAndrews & Forbes Incorporated, MacAndrews & Forbes Group, LLC, RLX Holdings Three LLC, RLX Holdings Four LLC, DBX Holdings One LLC, REV Holdings LLC, RLX Holdings One LLC, RLX Holdings Two LLC, NDX Holdings One LLC and SGMS Acquisition Two LLC.  Each natural person referenced in the preceding sentence is a U.S. citizen. During the last five years, none of the persons who are identified in this Schedule A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Except as reported in the Form 4 referenced in the footnote below and in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock.  The current business address of each of the persons listed below is c/o MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065, and the business telephone number is (212) 572-8600.

MacAndrews & Forbes Incorporated

Name	Present Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman of the Board and Chief Executive Officer of MacAndrews & Forbes Incorporated

Debra Perelman (1)	Director of MacAndrews & Forbes Incorporated; President and Chief Executive Officer of Revlon, Inc.

Jeffrey A. Brodsky	Director, Chief Financial Officer of MacAndrews & Forbes Incorporated

Frances Townsend	Vice Chairman, General Counsel and Chief Administrative Officer of MacAndrews & Forbes Incorporated

(1) The Form 4 filed by Ms. Perelman with the Securities and Exchange Commission on March 17, 2020 is incorporated herein by reference.

MacAndrews & Forbes Group, LLC

Name	Title
Ronald O. Perelman	Chairman and Chief Executive Officer of MacAndrews & Forbes Group, LLC

Jeffrey A. Brodsky	Chief Financial Officer of MacAndrews & Forbes Group, LLC

MacAndrews & Forbes LLC, a wholly owned subsidiary of MacAndrews & Forbes Incorporated, is the sole member of MacAndrews & Forbes Group, LLC.

RLX Holdings Three LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of RLX Holdings Three LLC

MacAndrews & Forbes Incorporated is the sole member of RLX Holdings Three LLC.

RLX Holdings Four LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of RLX Holdings Four LLC

MacAndrews & Forbes Incorporated is the sole member of RLX Holdings Four LLC.

DBX Holdings One LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of DBX Holdings One LLC

MacAndrews & Forbes Incorporated is the sole member of DBX Holdings One LLC.

REV Holdings LLC

Name	Title
Ronald O. Perelman	Chairman of the Board and Chief Executive Officer, Manager of REV Holdings LLC

Jeffrey A. Brodsky	Chief Financial Officer of REV Holdings LLC

Revlon Holdings LLC, a wholly owned subsidiary of MacAndrews & Forbes Incorporated, is the sole member of REV Holdings LLC.

RLX Holdings One LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of RLX Holdings One LLC

MacAndrews & Forbes Incorporated is the sole member of RLX Holdings One LLC.

RLX Holdings Two LLC

Name	Title
Ronald O. Perelman	President of RLX Holdings Two LLC
Jeffrey A. Brodsky	Chief Financial Officer of RLX Holdings Two LLC

MacAndrews & Forbes Incorporated is the sole member of RLX Holdings Two LLC.

NDX Holdings One LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of NDX Holdings One LLC

MacAndrews & Forbes Incorporated is the sole member of NDX Holdings One LLC.

SGMS Acquisition Two LLC

Name	Title
Jeffrey A. Brodsky	Chief Financial Officer of SGMS Acquisition Two LLC

MacAndrews & Forbes Incorporated is the sole member of SGMS Acquisition Two LLC.